

Mail Stop 3030

April 9, 2010

Via Facsimile and U.S. Mail

Scott Hildebrandt
Vice President and
Chief Financial Officer
Planar Systems, Inc.
1195 NW Compton Dr.
Beaverton, Oregon 97006

   Re: Planar Systems, Inc.
     Form 10-K for the year ended September 25, 2009
      Filed December 1, 2009
     File No. 0-23018

Dear Mr. Hildebrandt:

  We have reviewed your letter dated March 26, 2010 and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 25, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Policies and Estimates, page 20

– Revenue Recognition, page 20

1.   We note your response to prior comment 1. In your disclosures on page 21 of the Form 10-K, you state that you estimate price protection "based upon pricing decisions made." Separately, in your response to prior comment 1, you state that such estimates are based upon "historical experience, prevailing market conditions and other qualitative factors." Tell us and revise future filings to clarify how you estimate the impact of future pricing decisions. In this regard, discuss in greater detail the nature of the "other qualitative factors" that you consider. Finally, in order to provide readers with greater insight into the potential impact of these price protection provisions on your financial statements, revise future filings to provide quantitative disclosure regarding price protection rights granted to certain customers.

Item 8. Financial Statements and Supplementary Data, page 33

Note 11 – Income Taxes, page 53

2.   We note your response to prior comment 3. We also note your disclosures on page 56 that you are not able to reasonably estimate the amount of undistributed earnings foreign earnings that are considered to be reinvested indefinitely outside of the United States. Please clarify for us why you cannot make an estimate of this amount. As applicable, please revise your MD&A liquidity section to discuss how your indefinite reinvestment in foreign operations may affect your liquidity.

Note 16 – Gain on Sale of Assets, page 64

3.   We note your response to prior comment 5. We further note from your MD&A discussion in your Form 10-Q for the quarter ended December 25, 2009 that the sale of your digital signage business software business was cited as a factor for the declines in your revenues, gross profit and sales and marketing expenses. Please reconcile your disclosures with your response in which you indicate that that you only tracked revenue for your digital signage software business.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief